UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DIALOGIC INC.

(Name of Subject Company)

DIALOGIC INC.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

25250T100

(CUSIP Number of Class of Securities)

Anthony Housefather

Dialogic Inc. /co/ Dialogic Corporation

6700 Cote De Liesse, Suite 100

Montreal, Quebec, Canada H4T 2B5

514-745-5500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Shon E. Glusky

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, New York 10112

Telephone (212) 653-8700

Fax (212) 653-8701

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on October 24, 2014 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by Dialogic Inc., a Delaware corporation (the “Company”).

All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Schedule 14D-9.

EXPLANATORY NOTE

As a result of an inadvertent typographical error, the information set forth in the second table under the section entitled “Opinion of Dialogic’s Financial Advisor – Selected Public Company Analysis” in the Schedule 14D-9 contained incorrect information. Specifically, the rows “Enterprise Value to Estimated 2014 EBITDA” and “Enterprise Value to Estimated 2015 EBITDA” under the column “Large Cap Communications Equipment Companies” in such table in the Schedule 14D-9 indicated Selected Representative Multiple Ranges of 5.5x – 7.5x and 5.5x – 7.5x, respectively. Instead, such rows should have reflected multiple ranges of 5.5x – 7.0x and 5.0x – 6.5x, respectively. This Amendment No. 2 is being filed solely to correct such inadvertent typographical errors.

Item 4.	The Solicitation or Recommendation.

The fourth paragraph under the heading “Opinion of Dialogic’s Financial Advisor – Selected Public Companies Analysis” set forth in Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following paragraph.

“Based upon the foregoing analysis, Sagent calculated the estimated implied value per Share as follows:

	Selected Representative Multiple Range	Estimated Implied Value Per Share
Large Cap Communications Equipment Companies
Enterprise Value to LTM EBITDA	6.0x – 7.5x	($1.00) – $0.11
Enterprise Value to Estimated 2014 EBITDA	5.5x – 7.0x	($0.88) – $0.36
Enterprise Value to Estimated 2015 EBITDA	5.0x – 6.5x	($0.73) – $0.69
Small Cap Communications Equipment Companies
Enterprise Value to LTM EBITDA	7.0x – 10.0x	($0.26) – $1.97
Enterprise Value to Estimated 2014 EBITDA	6.5x – 9.0x	($0.05) – $2.02
Enterprise Value to Estimated 2015 EBITDA	4.0x – 6.5x	($1.67) – $0.69
Operationally Challenged Communications Equipment Companies
Enterprise Value to LTM Revenue	0.40x – 0.45x	($2.32) – ($1.93)
Enterprise Value to Estimated 2014 Revenue	0.40x – 0.45x	($2.54) – ($2.18)
Enterprise Value to Estimated 2015 Revenue	0.35x – 0.45x	($3.08) – ($2.40)

Sagent noted that the consideration to be offered in the Offer and the Merger to the holders of Shares pursuant to the Merger Agreement is $0.15 per share.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIALOGIC INC.

By:	/s/ Kevin Cook
Kevin Cook
Chief Executive Officer and President

Dated: November 14, 2014